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The Prudential Series Fund
For the period ended 6/30/08
File number 811-03623


                          SUB-ITEM 77D

          Policies With Respect to Security Investment


                      ADVANCED SERIES TRUST
                 AST Small-Cap Growth Portfolio

                     PRUDENTIAL SERIES FUND
                  SP Small Cap Growth Portfolio

Supplement dated April 7, 2008 to the Prospectus and Statement of
            Additional Information dated May 1, 2007

This supplement sets forth changes to the Prospectus (each, a Prospectus) and Statement of Additional Information (each, a SAI) of each of Advanced Series Trust (AST) and Prudential Series Fund (PSF, and together, the Funds). All of the Funds' Portfolios discussed in this Supplement may not be available under your variable contract. For more information about the Portfolios of each Fund available under your contract, please refer to your contract prospectus. The following should be read in conjunction with each Fund's Prospectus and SAI and should be retained for future reference. Defined terms used herein and not otherwise defined herein shall have the meaning given to them in the Prospectus or SAI.


A.)   Change in Neuberger Berman Management Inc. (Neuberger Berman)
     Portfolio Manager

Effective immediately, Michael Fasciano is no longer a portfolio manager on AST Small-Cap Growth Portfolio of AST and the SP Small Cap Growth Portfolio of PSF (together, the Portfolios). Effective immediately, Judith Vale, CFA and Robert D'Alelio are the portfolio managers to the Neuberger Berman segment of the Portfolios. To reflect this change, all language to each Fund's prospectus under the heading How the Fund is Managed - Portfolio Managers for the respective segments of the Portfolios is hereby deleted and replaced with the following:

     The portfolio managers responsible for the day-to-day management of the Neuberger Berman portion of the Portfolio are Judith Vale, CFA, and Robert D'Alelio. Ms. Vale is a managing director and portfolio manager on the Small Cap Value Equity team. She joined the firm in 1992. Previously, she was a portfolio manager at Quest Advisory and a senior fund analyst at Merrill Lynch Asset Management. Judy began her investment career in 1980 as an institutional analyst at Ingalls Snyder. She received a B.A. from Yale University. Mr. D'Alelio is a managing director and portfolio manager on the Small Cap Value Equity team. He joined the firm in 1996. Previously, he spent fifteen years at Putnam Investments as an equity analyst and later, a senior vice president and portfolio manager. Bob began his investment career in 1979 as an analyst at the Bank of New England. He received a B.A. from the University of Massachusetts and an M.B.A. from Babson College.

Additionally, all references to Mr. Fasciano in the table relating to the AST Small-Cap Growth Portfolio under the heading Portfolio Managers - Other Accounts of the AST SAI, and in the table relating to the SP Small Cap Growth Portfolio under the heading Management and Advisory Arrangements - Additional Information about the Portfolio Managers of the PSF SAI, are hereby deleted and replaced with the following:

 Portfolio     Registered     Other Pooled     Other         Ownership of
Manager        Investment     Investment       Accounts      Fund
               Companies      Vehicles                      Securities
Judith Vale,   1/$11.618      -                267/$1.893    None
CFA            billion                        billion
Robert         1/$11.618      -                267/$1.893    None
D'Alelio       billion                        billion


B.)   Change in Asset Allocation

Effective immediately, all daily cash flows (that is, purchases and reinvested distributions as well as redemptions) will be allocated to Eagle Asset Management (Eagle). Subsequently, in April 2008, Eagle will be responsible for managing approximately 100% of each Portfolio's assets and Neuberger Berman will be responsible for managing 0% of each Portfolio's assets.




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